Exhibit 99.1
Bending Spoons completes the acquisition of Airtable

Milan, Italy | September 4, 2026 | Bending Spoons S.p.A. (NASDAQ: BSP) has completed the previously announced acquisition of Airtable, the platform used by more than 500,000 organizations to reshape how teams organize data and manage critical workflows.

“Airtable continues to grow because customers value its best-in-class flexibility,” said Luca Ferrari, Bending Spoons CEO and co-founder. “Teams can bring all their data, context, and AI agents together in one place, shape their workflows around their specific needs, and progressively expand their use of the platform over time. As we take the reins, our focus will be on sustaining that growth by investing heavily in Airtable’s product, customer support, and go-to-market capabilities.”

“I’m proud of what the Airtable team has built and excited to see the business enter this next chapter,” said Howie Liu, co-founder of Airtable. “I’m confident Bending Spoons has the resources and long-term perspective to help Airtable continue delivering exceptional value to its customers and deliver greater results than ever before.”

The closing of the deal marks Bending Spoons’ first acquisition since its Nasdaq listing on July 1, 2026, adding Airtable to a growing portfolio of renowned global brands.

Details of the Transaction

Under the terms of the agreement, Bending Spoons acquired 100% of the issued and outstanding shares of Airtable in an all-cash transaction.

The financial outlook provided by Bending Spoons on August 13, 2026, was based solely on the portfolio of businesses owned as of August 12, 2026, and excluded any contribution from Airtable. Bending Spoons expects to incorporate Airtable into its outlook when it next reports financial results.

Legal Counsel and Financial Advisors

Willkie Farr & Gallagher LLP served as legal counsel to Bending Spoons, while EY Advisory S.p.A. provided financial and tax due diligence services to Bending Spoons. Goldman Sachs Bank Europe SE, Succursale Italia, and J.P. Morgan acted as co-financial advisors to Bending Spoons.

Latham & Watkins LLP served as legal counsel, and AXOM Partners LLC acted as financial advisor to Airtable.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons’ main businesses include Airtable, AOL, Brightcove, Eventbrite, Evernote, Tractive, Vimeo, and WeTransfer.

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Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the acquisition and its expected benefits. These forward-looking statements are made as of the date they were first issued and are based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Bending Spoons’ control.

Bending Spoons’ actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change in external forces, risks that the acquisition disrupts current plans and operations, potential difficulties in employee retention as a result of the acquisition, the distraction of management resulting from the acquisition, and other risk factors discussed from time to time by Bending Spoons in reports filed with, or furnished to, the Securities and Exchange Commission. Bending Spoons undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required by law.

For more information, visit our website https://bendingspoons.com/ and our Investors page https://investors.bendingspoons.com/.

Bending Spoons logos and photos: https://we.tl/t-l4EP2NyDKd.

Media Contacts

Bending Spoons: press@bendingspoons.com

Airtable: press@airtable.com

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